

Mail Stop 3561

August 11, 2015

Curtis D. McClellan
Chief Financial Officer and Treasurer
ClubCorp Holdings, Inc.
3030 LBJ Freeway, Suite 600
Dallas, TX 75234

> **Re:** **ClubCorp Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2014**
> **Filed March 12, 2015**
> **File No. 001-36074**

Dear Mr. McClellan:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion & Analysis

Results of Operations, page 58

1. We note that club operating costs comprised approximately 64 percent of total revenue for the year ended December 30, 2014. We also note, based on disclosure elsewhere in the filing, that labor-related expense accounted for almost 50 percent of total operating expenses and that your other most significant operating costs other than labor are cost of goods, water, utilities, rent, and property taxes. Please revise your disclosure in results of segment operations to discuss operating costs and cost of food and beverage sales. With respect to the discussion of operating costs, given the significance of this operating expense compared to total revenue and to total operating expenses, please consider quantifying and discussing significant components. Refer to Item 303(a)(3) of Regulation S-K.

Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page 87

2. We note that you own, operate via leases or joint ventures, and manage clubs. To the extent it varies by the nature of your involvement, please tell us and disclose how you recognize and measure revenue for owned, operated, and managed clubs. Refer to ASC 235-10-50-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure